UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   BOLLE, INC.
                                ----------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
                         ------------------------------
                         (Title of Class of Securities)


                                   097937 10 6
                                 --------------
                                 (CUSIP Number)


                              Bibb L. Strench, Esq.
                      McGuire, Woods, Battle & Boothe, LLP
   1627 Eye Street, N.W., Washington, DC 20006-4007; Telephone (202) 857-1756
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 1, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                  SCHEDULE 13D

                            (Cover Page -- Part II)

-----------------------------------          -----------------------------------
CUSIP No. 097937 10 6                                         Page 2 of 10 Pages
-----------------------------------          -----------------------------------

================================================================================
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Millbrook Partners L.P.
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /

                                                                     (b) / /
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3)  SEC USE ONLY
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4)  SOURCE OF FUNDS
    WC
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5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                    / /
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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                          7)    SOLE VOTING POWER
                                991,199
                          ------------------------------------------------------
    NUMBER OF SHARES      8)    SHARED VOTING POWER
   BENEFICIALLY OWNED
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      9)    SOLE DISPOSITIVE POWER
          WITH                  991,199
                          ------------------------------------------------------
                          10)   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    991,199
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                               / /
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.9%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    PN
================================================================================

                                  SCHEDULE 13D

                             (Cover Page -- Part II)

-----------------------------------          -----------------------------------
CUSIP No. 097937 10 6                                         Page 3 of 10 Pages
-----------------------------------          -----------------------------------

================================================================================
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Mark M. Mathes
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /

                                                                     (b) / /
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    PF
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5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                    / /
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                          7)    SOLE VOTING POWER
                                29,666
                          ------------------------------------------------------
    NUMBER OF SHARES      8)    SHARED VOTING POWER
   BENEFICIALLY OWNED           991,199
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      9)    SOLE DISPOSITIVE POWER
          WITH                  29,666
                          ------------------------------------------------------
                          10)   SHARED DISPOSITIVE POWER
                                991,199
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,020,865
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                               / /
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    15.4%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN
================================================================================

Item 1.  Security and Issuer.

This Statement on Schedule 13D, dated as of June 12, 1998 ("Statement"), filed by Millbrook Partners L.P. (the "Partnership") and Mark M. Mathes ("Mathes"), relates to the common stock, par value $.01 per share ("Common Stock"), of Bolle, Inc., a Delaware corporation (the "Company"), and is filed pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Rye, New York 10550.

Item 2.  Identity and Background.

This Statement is being jointly filed by the Partnership and Mathes (together, the "Reporting Persons") pursuant to a joint filing agreement filed as Exhibit 1 hereto.

Millbrook Partners L.P. is a Delaware limited partnership whose principal business is investment in marketable securities. The address of its principal business and its principal office is 2102 Sawgrass Village Drive, Ponte Vedra Beach, Florida 32082.

Mark M. Mathes is the sole general partner of Millbrook Partners L.P. His address is 2102 Sawgrass Village, Ponte Vedra Beach, Florida 32082. Mr. Mathes is a citizen of the United States.

During the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Partnership acquired its shares of Common Stock as a result of a distribution of those shares made by BEC Group, Inc. to its shareholders on March 12, 1998. Additional shares of Common Stock were acquired with partnership equity and margin loans, amounting to $597,474.00. Mr. Mathes acquired his shares of Common Stock as a result of a distribution of those shares made by BEC Group, Inc. to its shareholders on March 12, 1998.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired their shares of Common Stock for investment purposes only and do not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D under the Act. Notwithstanding the foregoing, either or both of the Reporting Persons may, based on continuing review of their investments in the

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

Common Stock, acquire additional shares of Common Stock or dispose of shares of Common Stock and/or otherwise modify or change their intentions.

Item 5.  Interest in Securities of the Issuer.

(a) As of June 8, 1998, the Partnership beneficially owned 991,199 shares of Common Stock, constituting 14.9% of the outstanding Common Stock.

     As of June 8, 1998, Mr. Mathes beneficially owned, individually and as the sole general partner of the Partnership, 1,020,865 shares of Common Stock, constituting 15.4% of the outstanding Common Stock.

(b) Mr. Mathes has the sole power to vote and the sole power to dispose of the 1,020,865 shares of the Common Stock that he beneficially owns.

(c) Except as disclosed on Schedule A to this Statement (incorporated herein by this reference hereto), there have been no transactions in shares of the Common Stock effected by or for the account of the Reporting Persons during the past 60 days (i.e., from March 31, 1998 to date).

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Inasmuch as the Partnership Agreement is a contract that includes arrangements, understandings and relationships among the Partnership and Mathes with respect to the Shares, the entire Partnership Agreement is hereby incorporated by reference from the Schedule 13D reporting ownership of Common Stock of BCE Group, Inc., SEC File No. 5-45839, that was previously filed with the SEC by Millbrook Partners L.P. and Mark M. Mathes on March 31, 1997. There are no other contracts, arrangements, understandings or relationships with respect to the Common Stock. The Partnership Agreement provisions that relate directly to the Common Stock include the following:

     (i) Mathes, as sole general partner, has the power to purchase and transfer securities and contracts and to vote securities.

     (ii) Losses are allocated to the partners in accordance with their partnership percentages until the aggregate adjusted capital accounts of the limited partners equal zero; any remainder is allocated to the general partner.

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

     (iii) Profits are allocated to the general partner to the extent that losses have ben allocated to the general partner; 20% of the remainder is allocated to the general partner, with the balance allocated to the partners in accordance with their partnership percentages.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement between the Partnershp and Mr. Mathes.

Exhibit 2 - Partnership Agreement of Millbrook Partners L.P.








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

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  As of June 11, 1998

                                        MILLBROOK PARTNERS L.P.



                                        By:  /s/ Mark M. Mathes
                                             --------------------------
                                             Mark M. Mathes
                                             General Partner


                                             /s/ Mark M. Mathes
                                             --------------------------
                                             Mark M. Mathes











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

                                   Schedule A

Since March 31, 1998, the Partnership acquired its shares of Common Stock in open market transactions as follows:

Date                     Transaction                   Price Per Share
----                     -----------                   ---------------

4/17/98                  Bought 1,400                       $5.9375
4/21/98                  Bought 3,000                       $6.1042
4/22/98                  Bought 13,000                      $6.0625
4/23/98                  Bought 5,000                       $5.8125
4/23/98                  Bought 5,000                       $5.6250
4/23/98                  Bought 9,000                       $5.4722
4/24/98                  Bought 6,300                       $5.3252
5/6/98                   Bought 5,000                       $5.1875
5/8/98                   Bought 3,000                       $5.1250
6/1/98                   Bought 20,000                      $5.3125
6/4/98                   Bought 5,000                       $5.3125
6/5/98                   Bought 10,000                      $5.2500
6/8/98                   Bought 5,000                       $5.2500

Since March 31, 1998, Mr. Mathes has acquired no additional shares of Common Stock.












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